Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-132936-14 July 15, 2008

Subscription until July 25, 2008

Reverse Convertible Notes ■ Linked To: Petroleo Brasileiro S.A. - PETROBRAS ■ 3 Month Deal | 18.00% - 18.50% Coupon | 80% Knock-In	Offering Period Closes on: July 25, 2008

This free writing prospectus relates to a Reverse Convertible Notes offering, which is identified by reference to the underlying shares (set forth in the table below) to which it is linked.  We refer to the underlying shares as the Reference Shares.  The following are summary indicative terms (subject to change and completion) that relate to the Reverse Convertible Notes offering.

REVERSE CONVERTIBLE NOTES

The Reverse Convertible Notes ('ReCons') allow investors to receive an enhanced coupon on a monthly basis regardless of the movements in the Reference Shares.  The ReCons will provide a return of the principal amount if the closing price of the Reference Shares has not been less than the Knock-In Level during the term of the securities.  If the closing price of the Reference Shares is less than the Knock-In Level at any time during the term of the securities, an investor could lose part or all of its principal amount.

INDICATIVE PRODUCT TERMS:	RELEVANT DATES:

Issuer:	Credit Suisse, acting through its Nassau Branch	Offering Period:	Closes on July 25, 2008 @ 2:00pm ET
Distributor:	Credit Suisse Securities (USA) LLC	Trade Date:	July 25, 2008
Coupon Rate:	Investors will receive monthly interest payments on the ReCons at the rate below and on the interest payment dates set forth in the pricing supplement (30/360).	Settlement Date:	July 30, 2008
		Valuation Date:	October 27, 2008
		Maturity Date:	October 30, 2008

Denomination:	Minimum initial purchase of U.S. $1,000 per Note and integral multiples of U.S. $1,000 thereafter

Initial Share Price:	Closing price of the Reference Shares on the Trade Date

Final Share Price:	Closing price of the Reference Shares on the Valuation Date

Knock-In Level:	The Initial Share Price multiplied by a percentage set forth below

Redemption Amount at Maturity:	For each $1,000 principal amount of ReCons, a holder will receive a Redemption Amount equal to:

1) $1,000 (100% of the principal amount of your securities) if:
i. The closing price of the Reference Shares has not been less than the Knock-In Level on any trading day from but not including the trade date to and including the valuation date, OR
ii. If the Final Share Price is at or above the Initial Share Price.

2) Otherwise, the Redemption Amount is a number of Reference Shares equal to $1,000 divided by the Initial Share Price, plus a cash amount equal to the proportion of the Final Share Price corresponding to any fractional share.

The market value of the Reference Shares you will receive will be less than your principal amount and may be zero.

RECON OFFERING(S):

Reference Shares	Ticker	Principal Amount	Coupon Rate p.a.	Initial Share Price	Knock-In Level	CUSIP / ISIN	Prospectus Link
Petroleo Brasileiro S.A. - PETROBRAS	PBR	TBD	18.00% – 18.50%	TBD	80%	22542DEH9 / US22542DEH98	2008-46

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com

Investment Considerations

You may lose part or all of your principal amount.  If the closing price of the reference shares on the relevant exchange is less than the knock-in level at any time from but not including the initial setting date to and including the valuation date and the final share price is lower than the initial share price at maturity, you will not be paid 100% of the principal amount of your securities.

You will not receive more than your principal amount at maturity.  At maturity, you will under no circumstances receive more than the principal amount of your securities, and the total payment you receive over the term of the securities will never exceed the principal amount of the securities plus the coupon payments paid during the term of the securities.

No ownership rights in reference shares.  An investment in the securities does not entitle you to any ownership interest or rights in the reference shares, such as voting rights, dividend payments or other distributions.

The securities are most suitable for purchasing and holding until the maturity date.  The securities are a new issue of securities with no established trading market.  Credit Suisse Securities (USA) LLC has informed the Issuer that it intends to make a secondary market in the Securities.  However, Credit Suisse Securities (USA) LLC has no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

Possible illiquidity of secondary market.  The securities will not be listed on any securities exchange.  We cannot assure you that a secondary market for the securities will develop.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.  The market price of the securities may be influenced by many unpredictable factors.  Many factors, most of which are beyond our control, will influence the market value of the securities and the price at which Credit Suisse may be willing to purchase or sell the securities in the secondary market.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement subject to completion dated July 15, 2008, product supplement dated March 24, 2008, prospectus supplement dated March 24, 2008 and prospectus dated May 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access these documents on the SEC website at www.sec.gov by clicking on the hyperlink to the prospectus in this document or as follows:

http://sec.gov/Archives/edgar/data/1053092/000104746908008162/a2186845z424b2.htm

© 2008 Credit Suisse and its subsidiaries and affiliates.  All rights reserved.

Credit Suisse • Structured Retail Products • 11 Madison Ave, NY, NY 10010 • 1-888-537-4898 • structured.notes@credit-suisse.com